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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 0-27694
                                                       CUSIP NUMBER: 78388N 10 7

(Check One):      [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
                  [ ] Form N-SAR

                  For Period Ended: April 30, 2000

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:  ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    SCB Computer Technology, Inc.

Former Name if Applicable:    Not applicable

Address of Principal Executive Office:    3800 Forest Hill-Irene Road,
                                          Memphis, Tennessee 38125


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on
[X] or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

On July 20, 2000, SCB Computer Technology, Inc. (the "Company") filed an amended Annual Report on Form 10-K/A for the fiscal year ended April 30, 1999 (the "1999 Form 10-K/A") with the Securities and Exchange Commission (the "Commission"). The 1999 Form 10-K/A contains the Company's audited restated financial statements for the fiscal years ended April 30, 1999 and 1998. On July 26, 2000, the Company filed amended Quarterly Reports on Form 10-Q/A for the fiscal quarters ended July 31, 1999, October 31, 1999, and January 31, 2000 (the "2000 Form 10-Q/As") with the Commission. The 2000 Form 10-Q/As contain the Company's unaudited restated financial statements for each of the three quarters in the nine-month period ended January 31, 2000. Due to these recent restatements of the Company's prior financial results, the Company has not completed the preparation, and its independent auditor therefore has not completed the audit, of the Company's financial statements for the fiscal year ended April 30, 2000, which are to be included in the Annual Report on Form 10-K for such year (the "2000 10-K"). The Company anticipates that it will receive the audited financial statements in time to permit the Company to file the 2000 10-K with the Commission within the time period allowed by this extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Michael J. Boling, (901) 752-6721

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the 1999 Form 10-K/A, the Company reported restated net income of $1.1 million, or $0.04 per share, for the fiscal year ended April 30, 1999. Consistent with the earnings guidance provided by the Company in a press release issued on July 3, 2000 (which was included in a Current Report on Form 8-K that the Company filed with the Commission the same day), the Company expects to report a net loss of $5.1 million to $6.9 million, or $0.21 to $0.28 per share, for the fiscal year ended April 30, 2000.




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         SCB Computer Technology, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: July 27, 2000


                                     SCB COMPUTER TECHNOLOGY, INC.



                                     By:        /s/  Michael J. Boling
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                                                   Michael J. Boling
                                                Chief Financial Officer





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